QUEST CAPITAL CORP.

Unaudited Interim Consolidated Financial Statements
June 30, 2008
(Expressed in thousands of Canadian dollars)

Quest Capital Corp.
Unaudited Interim Consolidated Balance Sheets
As at June 30, 2008 with comparative figures for December 31, 2007 and June 30, 2007
(Expressed in thousands of Canadian dollars)

	June 30, 2008	December 31, 2007	June 30, 2007
Assets
Cash and cash equivalents	$3,101	$30,484	$26,163
Loans (note 5)	350,419	277,710	240,055
Future income taxes	2,981	3,916	9,000
Restricted cash (note 6)	8,763	12,452	2,279
Prepaid and other receivables	160	155	356
Capital assets	929	841	416
Other assets	186	186	1,262
Marketable securities	-	-	3,621
Investments	-	-	12,646
	$366,539	$325,744	$295,798
Liabilities
Accounts payable and accrued liabilities (note 10)	$3,559	$7,081	$3,606
Income taxes payable	45	188	1,829
Future income taxes	879	904	1,212
Asset retirement obligation	522	572	840
Debt payable (note 7)	66,010	26,365	-
	71,015	35,110	7,487
Shareholders’ equity
Share capital (note 8)	207,161	207,161	203,590
Contributed surplus (note 8)	7,474	6,934	6,673
Accumulated other comprehensive income	-	-	3,094
Retained earnings	80,889	76,539	74,954
	295,524	290,634	288,311
	$366,539	$325,744	$295,798

Contingencies and commitments (notes 5(d) and 11)

Approved by the Board of Directors

“Stephen C. Coffey” Director Stephen C. Coffey	“A. Murray Sinclair” Director A. Murray Sinclair

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Quest Capital Corp.
Unaudited Interim Consolidated Statements of Retained Earnings
For the three and six months ended June 30, 2008 and 2007
(Expressed in thousands of Canadian dollars)

	Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007
Retained earnings - beginning of period	$79,968	$71,218	$76,539	$65,137
Adoption of financial instruments standards	-	-	-	1,591
Net income for the period	7,526	7,366	14,625	14,755
Dividends	(6,605)	(3,630)	(10,275)	(6,529)
Retained earnings – end of period	$80,889	$74,954	$80,889	$74,954

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Quest Capital Corp.
Unaudited Interim Consolidated Income Statements
For the three and six months ended June 30, 2008 and 2007
(Expressed in thousands of Canadian dollars, except per share amounts)

	Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007
Interest income	$11,549	$9,356	$22,680	$19,480
Interest expense	(726)	(18)	(1,149)	(248)
Interest income, net	10,823	9,338	21,531	19,232
Provision for loan losses (note 5)	(246)	-	(450)	-
Net interest income after provision for loan losses	10,577	9,338	21,081	19,232
Other income
Syndication (note 10)	114	322	234	560
Management and finder’s fees (note 10)	-	416	-	1,142
Gains on sale of securities (note 10)	-	3,578	-	5,735
Other	-	20	-	20
	114	4,336	234	7,457
Net interest and other income	10,691	13,674	21,315	26,689

Non-interest expense
Salaries and benefits	942	1,018	1,678	1,917
Bonuses	487	965	992	1,870
Stock-based compensation (note 8)	268	366	540	566
Office and other	452	389	1,038	722
Legal and professional services	258	352	980	712
Regulatory and shareholder relations	155	150	358	421
Directors’ fees	65	44	118	110
Sales tax (recovery)	-	(344)	-	306
Other expenses (recoveries) relating to resource assets	11	(1)	74	15
	2,638	2,939	5,778	6,639
Income before income taxes	8,053	10,735	15,537	20,050
Provision for income taxes (note 9)	527	3,369	912	5,295
Net income for the period	$7,526	$7,366	$14,625	$14,755
Earnings per share
Basic	$0.05	$0.05	$0.10	$0.10
Diluted	$0.05	$0.05	$0.10	$0.10
Weighted average number of shares outstanding
Basic	146,789,711	145,118,549	146,789,711	145,037,733
Diluted	146,839,776	148,718,138	147,315,821	148,735,913

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Quest Capital Corp.
Unaudited Interim Consolidated Statements of Comprehensive Income and Accumulated Other Comprehensive Income
For the three and six months ended June 30, 2008 and 2007
(Expressed in thousands of Canadian dollars)

	Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007
Net income for the period	$7,526	$7,366	$14,625	$14,755
Other comprehensive income
Net unrealized gains (losses) on available-for-sale financial assets arising during the period	-	(533)	-	1,429
Reclassification adjustment for gains recorded in net income	-	(597)	-	(567)
Other comprehensive income (loss)	-	(1,130)	-	862
Comprehensive income	$7,526	$6,236	$14,625	$15,617
Accumulated other comprehensive income – beginning of period	$-	$4,224	$-	$-
Adoption of financial instruments standards	-	-	-	2,232
Other comprehensive income (loss) for the period	-	(1,130)	-	862
Accumulated other comprehensive income – end of period	$-	$3,094	$-	$3,094

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Quest Capital Corp.
Unaudited Interim Consolidated Statements of Cash Flows
For the three and six months ended June 30, 2008 and 2007
(Expressed in thousands of Canadian dollars)

	Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007
Cash flows from operating activities
Net income for the period	$7,526	$7,366	$14,625	$14,755
Adjustments to determine net cash flows relating to operating items:
Future income taxes	563	3,338	884	5,166
Stock-based compensation	268	366	540	566
Provision for loan losses	246	-	450	-
Amortization of deferred interest and loan fees	(1,281)	(2,691)	(2,931)	(4,523)
Deferred interest and loans fees received	1,685	1,069	4,241	1,295
Other	149	277	318	172
Activity in marketable securities held for trading
Purchases	-	(752)	-	(2,437)
Proceeds on sales	-	2,079	-	4,989
Gains on sale of marketable securities and investments	-	(3,578)	-	(5,735)
Expenditures for asset retirement obligation	(35)	(62)	(83)	(117)
Increase/(decrease) in prepaid and other receivables	148	(36)	(5)	328
Decrease in accounts payables and accrued liabilities	(3,069)	(2,162)	(3,522)	(651)
Decrease in income taxes payable	(120)	(212)	(141)	(985)
	6,080	5,002	14,376	12,823
Cash flows from financing activities
Proceeds from shares issued	-	275	-	704
Dividends	(6,605)	(3,630)	(10,275)	(6,529)
Financing costs	-	-	(664)	-
Change in revolving debt facility	26,010	-	66,510	-
Change in other debt facility	-	-	(26,365)	(22,000)
	19,405	(3,355)	29,206	(27,825)
Cash flows from investing activities
Activity in loans
Funded	(72,043)	(58,690)	(149,436)	(84,510)
Repayments	49,030	68,091	77,564	106,978
Other	(969)	878	(2,597)	3,436
Activity in investments
Proceeds on sales	-	4,574	-	5,876
Change in restricted cash	(165)	103	3,745	74
Purchases of capital assets	(133)	(7)	(235)	(13)
	(24,280)	14,949	(70,959)	31,841
Foreign exchange gain (loss) on cash held in a foreign subsidiary	2	(176)	(6)	(182)
Increase (decrease) in cash and cash equivalents	1,207	16,420	(27,383)	16,657
Cash and cash equivalents - beginning of period	1,894	9,743	30,484	9,506
Cash and cash equivalents - end of period	$3,101	$26,163	$3,101	$26,163

Supplemental cash flow information (note 15)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Quest Capital Corp.
Notes to Unaudited Interim Consolidated Financial Statements
For the three and six months ended June 30, 2008
(Expressed in thousands of Canadian dollars, except share capital information)

1.	Nature of operations

Quest Capital Corp.’s (“Quest” or the “Company”) focus is to provide mortgage financings.  Throughout 2007, the Company also provided a range of services including corporate finance, consulting, management and administrative services through its wholly-owned subsidiaries, Quest Management Corp. and Quest Securities Corporation.

In December 2007, Quest reorganized its business, operations and assets in order to qualify as a mortgage investment corporation (“MIC”) for Canadian income tax purposes. A MIC is a special-purpose corporation defined under Section 130.1 of the Income Tax Act (Canada). A MIC does not pay corporate-level taxes when all taxable income is distributed to shareholders as dividends during a taxation year and within 90 days of its year end.  Taxable Canadian shareholders will have dividend payments subject to Canadian tax as interest income. As of January 1, 2008, the Company must continually meet the following criteria to maintain MIC eligibility: (i) at least 50% of its assets must consist of residentially oriented mortgages and/or cash; (ii) it must not directly hold any foreign assets, including investments secured by real property located outside of Canada; (iii) it must not engage in operational activities outside of the business of lending and investing of funds; and (iv) no person may own more than 25% of the issued and outstanding shares.

2.	Basis of presentation

The accompanying financial information does not include all disclosures required under generally accepted accounting principles for annual financial statements.  The accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  These interim consolidated financial statements should be read in conjunction with the Company’s 2007 audited annual financial statements and notes.

Certain comparative figures have been reclassified to conform to the current period’s presentation and have been adjusted due to a prior period classification error relating to cumulative translation adjustment and other comprehensive income as reported in the December 31, 2007 financial statements.

3.	Significant accounting policies

These interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s audited annual financial statements, except as noted in Note 4 below.  These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and include the Company’s accounts and those of its wholly-owned subsidiaries, QC Services Inc., Viceroy Capital Corp., Viceroy Gold Corporation and its 75% proportionate joint venture interest in the Castle Mountain property.

4.	Changes in accounting policies

Effective January 1, 2008, the Company adopted the CICA handbook section 1535, “Capital Disclosures”, which requires an entity to disclose its objectives, policies, and processes for managing capital.  In addition, this section requires disclosure of summary quantitative information about what an entity manages as capital; see note 13 to these consolidated financial statements.

Effective January 1, 2008, the Company adopted the CICA handbook sections 3862 “Financial Instruments – Disclosures” and 3863 “Financial Instruments – Presentation”.  These sections replace CICA handbook section 3861 “Financial Instruments – Disclosure and Presentation”, and enhance disclosure requirements on the nature and extent of risks arising from financial instruments and how the entity manages those risks; see notes 12 and 13 to these interim consolidated financial statements.  Also, refer to “risk and uncertainties” section of the Company’s Management Discussion and Analysis (“MD&A”) for the three and six months ended June 30, 2008.

5.	Loans

a)	Loans and allowance for loan loss

Loans outstanding as at June 30, 2008:

		Allowance for loan losses
	Gross Amount	Specific	General	Total	Net Amount
Mortgages	$340,648	$-	$426	$426	$340,222
Bridge loans	18,846	-	24	24	18,822
Accrued interest and deferred loan fees	(8,625)	-	-	-	(8,625)
	$350,869	$-	$450	$450	$350,419

Loans outstanding as at December 31, 2007:

		Allowance for loan losses
	Gross Amount	Specific	General	Total	Net Amount
Mortgages	$279,644	$-	$-	$-	$279,644
Bridge loans	10,549	-	-	-	10,549
Accrued interest and deferred loan fees	(12,483)	-	-	-	(12,483)
	$277,710	$-	$-	$-	$277,710

Loans outstanding as at June 30, 2007:

		Allowance for loan losses
	Gross Amount	Specific	General	Total	Net Amount
Mortgages	$221,345	$-	$-	$-	$221,345
Bridge loans	30,560	-	-	-	30,560
Accrued interest and deferred loan fees	(11,850)	-	-	-	(11,850)
	$240,055	$-	$-	$-	$240,055

b)	Past due loans that are not impaired

Loans are classified as past due when the loan is outstanding past the contractual maturity date. This may arise in the normal course of business as a result of various factors including construction or refinancing delays. These loans are not considered impaired as interest payments are current and all other terms of the loan agreements are in good standing.

The Company’s past due loans are as follows:

Days Outstanding Past Maturity	June 30, 2008	December 31, 2007	June 30, 2007
1 – 30 days	$4,173	$-	$-
31 – 60 days	-	11,436	-
Over 60 days	9,615	-	-
	$13,788	$11,436	$-

c)	Impaired loans, specific and general allowances

Loans are classified as impaired when interest on the loan is over 90 days in arrears or when there is no reasonable assurance of the collection of principal and interest.  In determining the provision for possible loan losses, management considers the length of time the loan has been in arrears, the overall financial strength of borrowers and the collateral value of security pledged.    Once a loan is classified as impaired, the Company does not record any further interest until it has been repaid or the loan is brought back into good standing.

During the period, the Company renegotiated a previously impaired loan of $11,436 which is no longer classified as impaired (December 31, 2007 - $nil, June 30, 2007 - $nil).

The Company’s impaired loans and specific allowances are as follows:

	June 30, 2008	December 31, 2007	June 30, 2007
Gross amount of impaired loans	$12,391	$7,500	$22,960
Specific allowances	-	-	-
	$12,391	$7,500	$22,960

At June 30, 2008, the total estimated value of collateral of impaired loans is $20,358.

The Company has recorded specific allowances for loan losses as follows:

	June 30, 2008	June 30, 2007
Balance – beginning of period	$-	$586
Specific allowances	-	-
Allowance applied	-	(586)
Balance – end of period	$-	$-

In addition, starting in 2008, the Company commenced providing for a general allowance for loan losses to reflect probable, but unidentified losses in its loan portfolio. The Company has recorded a general allowance for loan losses as follows:

	June 30, 2008	June 30, 2007
Balance – beginning of period	$-	$-
General allowance for the period	450	-
Balance – end of period	$450	$-

d)	Loan commitments

At June 30, 2008, the Company had entered into agreements to advance funds of $16.1 million and had committed to future advances, primarily construction loans, of up to $78.9 million. These advances are subject to the completion of due diligence, no material adverse change in the assets, business or ownership of the borrower and other terms.

6.	Restricted cash

Restricted cash comprises:

	June 30, 2008	December 31, 2007	June 30, 2007
Castle Mountain	$1,899	$1,999	$2,279
Interest reserves on loans (held in trust)	6,864	10,453	-
Total	$8,763	$12,452	$2,279

a)	Castle Mountain

Pursuant to an agreement among the partners of the Castle Mountain property, the Company is required to set aside restricted cash of US$1,859 ($1,899) as at June 30, 2008 (December 31, 2007 - US$2,016 or $1,999, June 30, 2007 - US$2,139 or $2,279) in a fund to fulfill reclamation and closure obligations at the Castle Mountain property.

b)	Interest reserves on loans (held in trust)

Certain of the Company’s loan agreements permit the Company to withhold a portion of the total loan amount in trust as interest reserves.  These amounts are applied as interest payments are due.  Amounts held in trust relating to unearned interest are recorded as restricted cash.

7.	Debt payable

In January 2008, the Company entered into a revolving debt facility syndicated among three Canadian chartered banks to a maximum of $88,000.  The facility bears interest based on prime rate and is collateralized by the Company’s loan portfolio.  As at June 30, 2008, $66,510 was drawn down under the facility.  The Company amortizes financing costs associated with the revolving debt facility over the term of the facility, being 2 years.

	June 30, 2008	December 31, 2007	June 30, 2007
Revolving debt facility drawn	$66,510	$-	$-
Other debt facility drawn	-	26,365	-
Less: unamortized balance of financing costs	(500)	-	-
	$66,010	$26,365	$-

8.	Share capital

a)       Authorized

Unlimited First and Second Preferred Shares
Unlimited common shares without par value

b)       Shares issued and outstanding

	Number of Shares	Amount
Common shares
Opening and closing balance	146,789,711	$207,161

c)	Stock options outstanding

The Company has a stock option plan under which the Company may grant options to its directors, employees and consultants for up to 10% of the issued and outstanding common shares. The exercise price of each option is required to be equal to or higher than the market price of the Company’s common shares on the day of grant. Vesting and terms of the option agreement are at the discretion of the Board of Directors.

During the six months ended June 30, 2008, the change in stock options outstanding was as follows:

	Number of shares	Weighted average exercise price
Common shares
Opening balance	10,553,000	$2.28
Granted	2,455,000	2.37
Exercised	-	-
Expired or cancelled	(314,063)	3.06
Closing balance	12,693,937	$2.28
Options exercisable	9,477,589	$2.17

The following table summarizes information about stock options outstanding and exercisable at June 30, 2008:

Options outstanding				Options exercisable
Range of exercise prices	Options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable	Weighted average exercise price
$1.51	223,000	1.14	$1.51	223,000	$1.51
$1.52 to $1.95	6,150,000	0.64	1.95	6,150,000	1.95
$1.96 to $2.31	2,355,000	3.73	2.17	1,212,391	2.28
$2.32 to $3.24	3,965,937	3.85	2.89	1,892,198	2.91
	12,693,937	2.22	$2.28	9,477,589	$2.17

d)	Contributed surplus

Opening balance – at January 1, 2008	$6,934
Stock-based compensation	540
Fair value of stock options exercised	-
Ending balance – at June 30, 2008	$7,474

The fair values of options granted during the six months ended June 30, 2008 have been estimated using an option pricing model. Assumptions used in the pricing model are as follows:

Risk-free interest rate	2.86%
Expected life of options	3.0 years
Expected stock price volatility	35%
Expected dividend yield	10%
Weighted average fair value of options	$0.32

9.	Income taxes

The Company has tax losses and other deductions in certain of its entities which are available to reduce its taxable income in Canada.  The Company has recognized a future tax asset to the extent that the amount is more likely than not to be realized from future earnings.

The provision for income taxes consists of the following:

	Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007
Current tax expense (recovery)
Canada	$(26)	$31	$23	$129
United States	(10)	-	5	-
Total current tax expense (recovery)	(36)	31	28	129

Future tax expense (recovery)
Canada	570	3,338	934	5,166
United States	(7)	-	(50)	-
Total future tax expense	563	3,338	884	5,166
Total provision for income taxes	$527	$3,369	$912	$5,295

10.	Related party transactions

a)	Included in accounts payable as at June 30, 2008 is $1,951 due to employees and officers for bonuses payable (December 31, 2007 - $4,620, June 30, 2007 - $2,375).

b)
For the six months ended June 30, 2008, the Company paid $89 for administration services to a party related by virtue of having certain directors and officers in common.  The Company was also reimbursed $20 in office and premises costs by the same related party.

c)
Included in the loan portfolio as at June 30, 2008 is a $10,000 bridge loan (December 31, 2007 - $nil, June 30, 2007 - $nil) which is serviced at market rates by a party related by having certain directors and officers in common.

d)
For the six months ended June 30, 2008, the Company received $13 (June 30, 2007 - $40) in syndication loan administration fees from parties related by virtue of having certain directors and officers in common.

e)
For the six months ended June 30, 2008, the Company recorded a gain on disposal of securities and investments of $nil (June 30, 2007 - $2,156) in companies related by virtue of having certain directors and officers in common.  These transactions were recorded at the exchange amount which management believes to be a fair approximation of fair value.

f)
For the six months ended June 30, 2008, the Company received $nil (June 30, 2007 - $348) in management and finder’s fees from parties related by virtue of having certain directors and officers in common.

g)	Included in accounts payable as at June 30, 2008 is $40 (December 31, 2007 - $41 June 30, 2007 - $25) in co-lender interest payable to related parties.

11.	Contingencies and commitments

a)	Surety bond guarantees totalling US$2,405 have been provided by Castle Mountain Joint Venture for compliance with reclamation and other environmental agreements.

b)	The Company has entered into operating leases for office premises. Minimum annual lease payments required are approximately as follows:

2008 (remaining six months)	$313
2009	625
2010	548
2011	395
2012	395

c)	Other commitments and contingencies are disclosed elsewhere in these interim consolidated financial statements and notes.

12.	Interest rate sensitivity

The Company’s exposure to interest rate changes results from the difference between assets and liabilities and their respective maturities or interest rate repricing dates.  Based on current differences as at June 30, 2008, the Company estimates that an immediate and sustained 100 basis point increase in interest rates would decrease net interest income over the next 12 months by $338. An immediate and sustained 100 basis point decrease in interest rates would increase net interest income over the next 12 months by $405.

The carrying amounts of assets and liabilities in the following table are presented in the periods in which they next reprice to market rates or mature based on the earlier of contractual repricing and maturity dates, as at June 30, 2008:

	Floating Rate	0 to 6 Months	6 to 12 Months	1 to 3 Years	Over 3 Years	Non – Interest Sensitive	Total
Total assets	$44,990	$173,451	$53,732	$82,592	$-	$11,774	$366,539
Total liabilities and equity	66,510	-	-	-	-	300,029	366,539
Difference	$(21,520)	$173,451	$53,732	$82,592	$-	$(288,255)	$-
Cumulative difference	$(21,520)	$151,931	$205,663	$288,255	$288,255	$-	$-
Cumulative difference as a percentage of total assets	(5.9%)	41.4%	56.1%	78.6%	78.6%	-	-

13.	Risk management

The primary goals of the Company’s risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the Company’s objectives and risk tolerance, and to maintain an appropriate risk/reward balance while protecting the Company’s financial operations from events that have the potential to materially impair its financial strength.  Balancing risk and reward is achieved through aligning risk tolerance with the Company’s business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventative controls and transferring risk to third parties.

Capital Management

The Company’s capital management objectives are to maintain a strong and efficient capital structure to provide liquidity to support lending operations.  A strong capital position also provides flexibility in considering accretive growth opportunities.  As at June 30, 2008, the Company was in compliance with its revolving debt facility covenants.

Management considers the Company’s capital to be comprised of debt payable of $66,010 at June 30, 2008 and all components of shareholders’ equity which amount to $295,524 as at June 30, 2008.

The Company’s dividend policy is to distribute sufficient dividends to shareholders throughout 2008 and within 90 days after the end of 2008 to reduce its taxable income to a negligible amount, after first deducting all available loss carry-forwards and other deductions against 2008 taxable income.

Financial Instruments

Effective January 1, 2008, the Company adopted the CICA handbook section 3862, “Financial Instruments – Disclosures”.  As permitted by the standard, the disclosures required under this section can be found in the Company’s MD&A section “risks and uncertainties”.  The following table provides a cross referencing of those disclosures from the MD&A:

Description	Section
For each type of risk arising from financial instruments, an entity shall disclose: the exposure to risk and how they arise; objectives, policies and processes used for managing the risks; methods used to measure the risk; and description of collateral
Risk management
Credit risk management
Liquidity risk
Market risk
Interest rate risk
Credit risk – gross exposure to credit risk, credit quality and concentration of exposures	Credit risk management
Market risk – value-at-risk, interest rate risk and equity risk	Market risk
Interest rate risk
Liquidity risk – liquid assets, maturity of financial liabilities and credit and liquidity commitments	Liquidity risk

14.	Segmented information

The Company has primarily one operating segment, which is to provide mortgage financings.  The Company’s geographic location is Canada.

15.	Supplemental cash flow information

a)	Cash received or paid

	Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007
Interest received (non-loan)	$88	$172	$342	$270
Interest paid	601	3	920	226
Income tax instalments	-	850	67	870

b)	Non-cash financing and investing activities

	Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007
Marketable securities and investments received as loan fees	$-	$1,554	$-	$2,171

16.	Future accounting changes

The CICA plans to converge Canadian GAAP for public companies with International Financial Reporting Standards (“IFRS”) over a transition period effective for fiscal periods ending on or after January 1, 2011.  Management is currently preparing a plan to adopt IFRS, however, the impact of IFRS convergence of financial reporting standards on the Company’s consolidated financial statements is not yet determinable.